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                              October 23, 2020

       Michael R. Egeck
       Chief Executive Officer
       Leslie's, Inc.
       2005 East Indian School Road
       Phoenix, Arizona 85016

                                                        Re: Leslie's, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 22,
2020
                                                            File No. 333-249372

       Dear Mr. Egeck:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 15, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-1, filed October 22, 2020

       Our Competitive Strengths, page 7

   1. We note your response to comment 7, and your amended disclosure on page 8 that "Aided awareness and unaided
awareness refer to responses from participants in a survey we commissioned of pool
owners in the general population. We define 'unaided awareness' as a respondent
identifying a specific retailer in response to a question about which retailers come to mind when the
respondent thinks of retailers (online or physical stores) that sell pool supplies. We
define 'aided awareness' as a respondent identifying a specific retailer in response to the same
question, except the respondent is also prompted with a list of several specific
retailers, including us." This amended disclosure is not completely responsive to our
comment. Please amend your disclosure to clarify how you measure
 Michael R. Egeck
Leslie's, Inc.
October 23, 2020
Page 2
      "awareness," based on the noted survey responses, and provide support for your statement that you have the highest of both in the aftermarket pool and spa care industry and 3.5x the unaided awareness of the next closest specialty competitor. In this regard we note your October 2, 2020 response to our prior comment 18.
2. As a related matter, please disclose the entity from which you commissioned the survey, and file the consent of this entity required by Rule 436 and Section 7 of the Securities Act.
Recent Developments
Preliminary Estimated Unaudited Financial Results for the Three Months and the Year Ended
October 3, 2020, page 11

3. We note that you have included preliminary estimated unaudited sales, Adjusted
      EBITDA, and net income for the three months and year ended October 3, 2020. We also note your statement that "you should not place undue reliance on these preliminary financial results, which may differ materially from actual results." Please remove your statement that the results may differ "materially." Please also provide qualitative disclosure that gives readers a sense of how your costs and expenses were impacted for the same period, with a view to understanding whether there were any material trends that differed from your historical results to put the quantitative amounts you are providing in context.
Risk Factors
"Anti-takeover provisions in our charter documents and under Delaware law . . ..", page 38

4. Please briefly describe the "certain provisions" of your restated certificate of incorporation that will require "66 2/3% in voting power of the then-outstanding shares of stock of the
      Company entitled to vote thereon, voting together as a single class" to amend.
Dilution, page 51

5. Please provide us with your calculation of "Pro forma net tangible book deficit per share as of June 27, 2020."
       You may contact Suying Li at (202) 551-3335 or James Allegretto at (202) 551-3849 if
you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202) 551-3264 with any other questions.



                                                             Sincerely,
FirstName LastNameMichael R. Egeck
Comapany NameLeslie's, Inc.                                  Division of
Corporation Finance
                                                             Office of Trade &
Services
October 23, 2020 Page 2
cc:
FirstName Christian O. Nagler
          LastName